June 8, 2017
VIA EDGAR AND OVERNIGHT DELIVERY
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 3720
Washington D.C. 20549
Re:     Bridgepoint Education, Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 7, 2017
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Filed May 2, 2017
File No. 001-34272
Dear Mr. Spirgel:
Set forth below are the responses of Bridgepoint Education, Inc. (the “Company”) to the comments received from the staff of the Securities and Exchange Commission (the “Staff”) on May 24, 2017. The Staff’s comments relate to the Company’s Form 10-K for the fiscal year ended December 31, 2016 and the Company’s Form 10-Q for the fiscal quarter ended March 31, 2017. The numbers set forth below correspond to the numbered comments and headings on the letter from the Staff. For convenience, the text of the Staff’s comments appears in italics in each item below.
Form 10-K for Fiscal Year Ended December 31, 2016
Item 1. Business
Retention, page 10

1.
We note your disclosure on page 33 that your financial performance depends on your ability to continue to recruit and retain students, and that a decrease in the perceived or actual economic benefits that students derive from your programs could hinder your ability to recruit or retain students. We also note management's statement during your fourth quarter 2016 earnings conference call that based on alumni survey responses collected in 2016 from graduates of your bachelor's degree programs, you estimate that "the average salary of these alumni is 20% greater than the average salary they were earning when they first enrolled at Ashford." To the extent known, expand your disclosure to include greater detail regarding the basis for these estimates, including historical job placement figures and salary data. Also disclose the percentage of your graduates who filled out these surveys.

Response:
The Company respectfully acknowledges the Staff’s comment and hereby confirms that in the event the Company determines to discuss in its fourth quarter 2017 earnings call its estimates

8620 Spectrum Center Blvd, San Diego, CA 92123

U.S. Securities and Exchange Commission
June 8, 2017

with respect to average salary increases based on alumni survey responses collected in 2017, the Company will expand the disclosure under the subheading "Retention" in Part 1, Item I "Business" of its Form 10-K for the fiscal year ending December 31, 2017 to include greater detail regarding the basis for these estimates, including information regarding the collection methodology and calculation associated with these estimates. The Company respectfully submits that the estimates regarding average salary increases are based entirely on the responses of alumni to survey questions regarding annual income at the time of enrollment and current annual income, and that historical job placement figures do not form part of the basis for these estimates.
The Company further respectfully submits that rather than disclosing the percentage of graduates who filled out these surveys, as requested by the Staff, more meaningful information would be provided by the Company's disclosure of the number of graduates who responded to the specific survey questions regarding annual income (as some graduates may fill out the survey and leave those responses blank). The Company believes this number is most relevant in this context because it is the responses to those questions that form the basis for the estimates regarding average salary increases. In addition, the number of responses received for those questions was well in excess of the minimum number of responses required to generalize to the population at a 95% confidence level based on accepted standards for scientific studies. As a result, the Company believes that providing the percentage of graduates who filled out the surveys rather than the number of graduates who responded to the specific survey questions regarding annual income could be confusing or potentially misleading to investors. Therefore, the Company proposes that to the extent the Company would provide revised disclosure under the subheading "Retention" in Part 1, Item I "Business" of its Form 10-K for the fiscal year ending December 31, 2017 as discussed above, the Company would include the number of graduates who responded to the specific survey questions regarding annual income.
Form 10-Q for Fiscal Quarter Ended March 31, 2017
Management's Discussion and Analysis of Financial Condition and Results of Operations
Gainful Employment, page 28

2.
Enhance your discussion of the Department of Education's gainful employment regulations and your final debt-to-earnings rates for the first measurement year to identify your two current programs that are "in the zone." Disclose the percentage of your students currently enrolled in each program and the total revenues derived from the respective programs. Finally, discuss whether and to what extent the Company plans to implement any measures directed at bringing these two programs into the "pass" category.

Response:
The Company respectfully acknowledges the Staff’s comment and hereby confirms that in the Company's Form 10-Q for the fiscal quarter ended June 30, 2017 and in future quarterly reports on Form 10-Q filed by the Company with the Commission, as applicable, the disclosure in Part I, Item II "Management's Discussion and Analysis of Financial Condition and Results of Operations" under the subheading "Gainful Employment" will be revised to enhance the Company's discussion of the Department of Education's gainful employment regulations and the Company's final debt-to-earnings rates for the first measurement year to (i) identify the Company's two current programs that are "in the zone" and (ii) disclose the percentage of the Company's students currently enrolled in each program and the total revenues derived from such programs. The Company intends to comply with the foregoing by revising the last paragraph in the above-referenced subsection to read as set forth below.

U.S. Securities and Exchange Commission
June 8, 2017

"On October 20, 2016, we received draft debt-to-earnings rates and certain underlying data from the Department for the first gainful employment measurement year, and on January 8, 2017 we received our institutions’ final debt-to-earnings rates for the first gainful employment measurement year. Based on the final rates, none of our programs were determined to fail, two of our current programs, the Associate of Arts in Early Childhood Education and the Bachelor of Arts in Early Childhood Education/Administration, were determined to be in the zone and one additional program that was discontinued prior to the issuance of the gainful employment regulations was determined to be in the zone. At June 30, 2017, approximately [__]% of our institutions' students were enrolled in the Associate of Arts in Early Childhood Education and approximately [__]% of our institutions' students were enrolled in the Bachelor of Arts in Early Childhood Education/Administration. During the three months ended June 30, 2017, we derived revenue of approximately $[______] from the Associate of Arts in Early Childhood Education and approximately $[______] from the Bachelor of Arts in Early Childhood Education/Administration. The Company is currently working to determine what, if any, measures it might implement in order to bring these programs into the "pass" category.
The fact that none of our programs were determined to fail and only two of our current programs were determined to be in the zone is significant given the framework discussed above, as a program would be disqualified from participation in Title IV programs only if it were to fail for two out of three consecutive years, or either fail or be in the zone for three out of four consecutive years. The gainful employment regulations contemplate a transition period in the first several years to afford institutions the opportunity to make changes to their programs and retain Title IV eligibility. We continue to review the information provided by the Department to understand the potential impact of the gainful employment regulations on our programs, and we will continue to evaluate options related to new programs or adjustments to current programs, including the two programs that are currently in the zone, that could help mitigate the potential adverse consequences of the regulations."
The Company is currently working to determine what, if any, measures it might implement in order to bring the two zone programs into the "pass" category. The Company respectfully submits that if and when the Company makes a determination with respect to the implementation of any measures directed at bringing the two zone programs into the "pass" category, the Company will include specific disclosure in its next quarterly report on Form 10-Q or annual report on Form 10-K, as applicable. In the absence of such disclosure, the Company will include the disclosure set forth in the last sentence of the first paragraph above.
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If the Staff should have any questions, or would like further information concerning any of the responses above, please do not hesitate to contact me at (858) 668-2586 ext. 11165 or Diane L. Thompson at (858) 668-2586 ext. 11121.
Sincerely,
/s/ Andrew S. Clark
Andrew S. Clark
President and Chief Executive Officer

U.S. Securities and Exchange Commission
June 8, 2017

cc:	Diane L. Thompson, Executive Vice President, Secretary and General Counsel, Bridgepoint Education, Inc.
Kevin Royal, Executive Vice President, Chief Financial Officer, Bridgepoint Education, Inc.
Matthew Mitchell, Senior Vice President and Deputy General Counsel, Bridgepoint Education, Inc.
Martin J. Waters, Wilson, Sonsini, Goodrich & Rosati, P.C.
Dan Horwood, Wilson, Sonsini, Goodrich & Rosati, P.C.

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